Exhibit 4.18

Power of Attorney

I, Ren Juan (PRC citizen), shareholder of Guangzhou Huanliao Network Technology Co., Ltd. (formerly known as Guangzhou Zhiya Network Technology Co., Ltd., hereinafter referred to as “Domestic-funded Company”), hereby irrevocably authorize Guangzhou Qingyin Information Technology Co., Ltd. (hereinafter referred to as the “Trustee”) to exercise the following rights within the validity period of this Power of Attorney:

to invest the Trustee with complete power to act, on my behalf, as shareholder of the Domestic-funded Company and to exercise all the shareholders’ rights entitled to shareholders according to laws and the Articles of Associations, including but not limited to (1) proposing the convening of the shareholders’ meeting, (2) receiving any notices relating to the convening of the shareholders’ meeting and rules of procedures, (3) attending the shareholders’ meeting and exercising the full voting right (including designating and selecting directors, general manager, chief financial officer and other senior management members of the Domestic-funded Company, deciding on the dividend distribution of the Company etc. as my authorized representative at the shareholders’ meeting of the Company), (4) selling or transferring all or any part of my equity in the Domestic-funded Company, etc..

I may exercise the voting right or sign relevant documents as directed by the Trustee if the Domestic-funded Company requests me to exercise the voting right or sign relevant documents in person according to relevant laws and regulations.

Unless the First Amended and Restated Agreement of Business Operation Agreement signed on January 6, 2023 concluded between the Domestic-funded Company, the Trustee and me terminates prematurely for any reason, this Power of Attorney shall become effective as from the date of signing to the time when the Domestic-funded Company is dissolved under the laws.

Authorizer: Ren Juan

Signature:	/s/ Ren Juan

Date: January 6, 2023